UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies LLC
9130 W. Sunset Boulevard
Los Angeles, California 90069
(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,584,313 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,584,313 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,584,313 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%

14	Type of Reporting Person* IN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,584,313 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,584,313 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,584,313 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%

14	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,584,313 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,584,313 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,584,313 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%

14	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,584,313 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,584,313 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,584,313 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%

14	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,747,906 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,747,906 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,747,906 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,836,407 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 1,836,407 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,836,407 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.3%

14	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

Item 1.         Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 122 Fifth Avenue, New York, New York 10011.

Item 2.         Identity and Background.

(a)           This statement is being filed jointly by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF II LLC and YAAF II, the “Reporting Persons”). Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF II LLC, which, in turn, is the general partner of each of YAAF II and YAAF II Parallel.

(b)           The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(c)           The principal business of each of the Reporting Persons is investing. The present principal occupation or employment of Mr. Burkle is as the managing member of Yucaipa American, as well as the managing member of The Yucaipa Companies LLC, a private investment group, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(d)           None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Burkle is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

The total amount of funds required by YAAF II and YAAF II Parallel to acquire the Common Stock described in Item 5 was approximately $67,297,493, net of commissions. All funds in respect of such transactions were drawn from existing working capital or a credit facility of each of YAAF II and YAAF II Parallel.

Item 4.         Purpose of Transaction.

The Reporting Persons have acquired the shares reported in Item 5 in open market transactions since November 24, 2008 because, in their opinion, such shares were undervalued by the market at the time they were acquired.

CUSIP No. 067774109

The Reporting Persons currently hold their shares of Common Stock for investment purposes. However, the Reporting Persons intend to closely monitor the Company’s performance and may modify their plans in the future depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors, opportunities that may be available to the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant by the Reporting Persons.  In connection with the activities described above, the Reporting Persons may communicate with, and express their views to, other persons regarding the Company, including, without limitation, the board of directors and management of the Company, other shareholders of the Company and potential strategic or financing partners.

The Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests.  Depending on their evaluation of the factors listed above, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock.

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)                                  (i)  YAAF II is the direct beneficial owner of 2,747,906 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 1,836,407 shares of Common Stock.

(ii)  Based upon the 55,303,712 shares of Common Stock outstanding as of November 30, 2008, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2008, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 5.0%, and 3.3% of the Common Stock, respectively, and 8.3% of the Common Stock in the aggregate.

(iii)  By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel.

(iv)  YAAF II and YAAF II Parallel each disclaims any ownership of the shares of Common Stock owned by the other, and the filing of this Statement shall not be construed as an admission that either YAAF II or YAAF II Parallel is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other.

(v)  Mr. Burkle disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons, and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)                                  (i)  YAAF II, acting through its general partner, YAAF II LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

CUSIP No. 067774109

(ii)  YAAF II Parallel, acting through its general partner, YAAF II LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(iii)  By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by each of YAAF II and YAAF II Parallel.

(c)           The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF II or YAAF II Parallel, as indicated, in broker transactions on the New York Stock Exchange.

Transactions Effected by YAAF II

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
November 24, 2008	45,076	$14.3990
November 25, 2008	370,438	$15.4160
November 26, 2008	21,699	$15.7824
December 1, 2008	296,710	$15.0021
December 2, 2008	250,555	$15.1794
December 3, 2008	178,626	$15.3370
December 5, 2008	70,132	$16.1475
December 8, 2008	118,325	$16.3890
December 9, 2008	131,871	$16.1539
December 15, 2008	140,263	$14.9597
December 23, 2008	464,367	$13.2040
December 24, 2008	23,497	$13.4928
December 26, 2008	59,642	$13.4984
December 29, 2008	323,684	$13.3027
December 30, 2008	1,079	$13.3842
December 31, 2008	251,942	$14.9585

CUSIP No. 067774109

Transactions Effected by YAAF II Parallel

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
November 24, 2008	30,124	$14.3990
November 25, 2008	247,562	$15.4160
November 26, 2008	14,501	$15.7824
December 1, 2008	198,290	$15.0021
December 2, 2008	167,445	$15.1794
December 3, 2008	119,374	$15.3370
December 5, 2008	46,868	$16.1475
December 8, 2008	79,075	$16.3890
December 9, 2008	88,129	$16.1539
December 15, 2008	93,737	$14.9597
December 23, 2008	310,333	$13.2040
December 24, 2008	15,703	$13.4928
December 26, 2008	39,858	$13.4984
December 29, 2008	216,316	$13.3027
December 30, 2008	721	$13.3842
December 31, 2008	168,371	$14.9585

(d)           Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by YAAF II and YAAF II Parallel.

(e)           Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.         Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 2, 2008.

CUSIP No. 067774109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2008

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 2, 2008.